[INSERT ADVANCED MAGNETICS LETTERHEAD]

December 17, 2004

VIA EDGAR

Mr. Jeffrey P. Riedler
Mr. Albert Lee
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Advanced Magnetics, Inc. Registration Statement on Form S-3 Registration No. 333-119682 (the “Registration Statement”)

Dear Mr. Riedler and Mr. Lee:

        Advanced Magnetics, Inc. (“Advanced Magnetics”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on December 21, 2004, at 10:00 a.m. Eastern Standard Time, or as soon thereafter as is practicable.

        Advanced Magnetics acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Advanced Magnetics from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Advanced Magnetics may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Advanced Magnetics understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that Advanced Magnetics is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

Very truly yours, /s/ Jerome Goldstein Jerome Goldstein Chief Executive Officer and President